

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo/ Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

<u>CCU S.A. ANNOUNCES INTERIM DIVIDEND</u>

(Santiago, Chile, December 7, 2006) – The Board of Directors approved last Wednesday the distribution, with charge to year 2006's profits, of Interim Dividend Nº232, which amounts to Ch$35.00 per share (Ch$175.00 per ADR), totaling Ch$11,147,600,520. This dividend will be paid on January 5, 2007 and distributed among its 318,502,872 shares of record as of December 30, 2006.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.